Eurasian Minerals Inc.

Via SEDAR

July 5, 2012

British Columbia Securities Commission
Alberta Securities Commission
The TSX Venture Exchange

Dear Sir or Madam:

Re:	Eurasian Minerals Inc. (the “Company”)
AMENDED Advance Notice of Annual General Meeting (“AGM”)

We advise of the following with respect to the upcoming AGM of Shareholders of the Company:

1.	Meeting Type:	Annual General
2.	Class of Securities Entitled to Receive Notice:	Common
3.	Class of Securities Entitled to Vote:	Common
4.	CUSIP Number:	29843R100
5.	Record Date for Notice:	August 10, 2012
6.	Record Date for Voting:	August 10, 2012
7.	Beneficial Ownership Determination Date:	August 10, 2012
8.	Meeting Date:	September 10, 2012
9.	Meeting Location:	Vancouver, British Columbia
10.	Business:	Routine

Yours truly,

EURASIAN MINERALS INC.

“Valerie Barlow”

Valerie Barlow
CORPORATE SECRETARY

cc:	Northwest Law Group – Att: Michael Provenzano Computershare Trust Company – Att: Chad Emnace

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com